November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Boreal Water Collection, Inc. Amendment No 7 to Registration Statement on Form 10-12G File No. 0-54776

Dear Sir/Madam;

This letter regarding Form 10 Amendment is in response to your letter dated November 19, 2013 regarding our Amendment Number 7, filed on November 4, 2013

Amendment No. 7 to Registration Statement on Form 10-12G

Notes to Financial Statements, page F-22

Note 14 – Restatement, page F-33

We reviewed your response to comment 1 in our letter dated September 3, 2013. Please refer to Question 101.01 of our Compliance and Disclosure Interpretations regarding Exchange Act Form 8-K available on our website at SEC.gov. All Item 4.02 events must be reported on Form 8-K. As such, please file an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Response: The Company will file a Form 8-K reporting our Item 4.02 events as soon as possible.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

1. We reviewed the information regarding the range of high and low bid prices of your common stock for each quarterly period within the two most recent years provided in response to comment 2 in our letter dated September 3, 2013. Please confirm to us that you will disclose such information in future annual reports in accordance with Item 201 of Regulation S-K.

Response: The Company will disclose the range of quarterly high and low bid prices for our common shares in future annual reports in accordance with Item 201 of Regulation S-K.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 10

Comparison of Cash Flows for Year Ended December 31, 2012 to year ended December 31, 2011, page 11

2. We reviewed your response to comment 5 in our letter dated September 3, 2013. We re-issue this comment in part. As previously requested, please disclose the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral and the impact thereof on your business operations. In this regard, we note your discussion of these factors in your Form 10-12G, filed on November 4, 2013.

Response: The Company will provide requested disclosure in the sections listed in the above comment.

Signatures, page 21

3. We reviewed your response to comment 7 in our letter dated September 3, 2013. Please note that the report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please confirm to us that Mrs. Francine Lavoie serves in each of above noted capacities and that you will provide the appropriate signatures in future filings on Form 10-K. Please refer to general instruction D(2) of Form 10-K and the signature page to Form 10-K.

Response: Mrs. Francine Lavoie serves in the capacities noted in the comment and the Company will provide appropriate signatures in future Form 10-K filings.

Thank you very much for your attention to this matter. Should you need any further information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Francine Lavoive

President and Chief Executive Officer

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